John Hancock Life Insurance Company of New York A Stock Company

FIXED ACCOUNTS TRANSFER ENDORSEMENT

This endorsement is included and made part of the policy to which it is attached. It takes effect at the same time as your policy. However, for a policy already in effect, this endorsement takes effect on the date it is added to the policy.

This endorsement applies to (i) the Fixed Account referenced in the policy and (ii) the Enhanced Yield Fixed Account referenced in the Enhanced Yield Fixed Account Rider that is a part of the policy.

Pursuant to this endorsement, the determination of the maximum amount you can transfer out of the Fixed Account in any one Policy Year is expanded to include the following additional option:

(c) the amount transferred out of the Fixed Account during the previous Policy Year,

when such option is greater than both (a) the Fixed Account Maximum Transfer Percentage multiplied by the value in the Fixed Account at the date specified in the policy, and, (b) the Fixed Account Maximum Transfer Amount.

In addition, pursuant to this endorsement, the determination of the maximum amount you can transfer out of the Enhanced Yield Fixed Account in any one Policy Year is expanded to include the following additional option:

(c) the amount transferred out of the Enhanced Yield Fixed Account during the previous Policy Year,

when such option is greater than both (a) the dollar amount specified in the rider, and (b) the percentage multiplied by the value in the Enhanced Yield Fixed Account on the date specified in the rider.

All other terms and conditions remain the same.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

President

09EYFATE